CompX International Inc.

CODE OF BUSINESS CONDUCT AND ETHICS

Amended and Restated Effective March 1, 2023

I.OVERVIEW

This Code of Business Conduct and Ethics (“Code”) sets forth the guiding principles by which we operate our company and conduct our daily business with our stockholders, customers, suppliers and with each other.  These principles apply to all directors, officers and employees of CompX International Inc. and each of its subsidiaries (referred to herein as the “Company” or “CompX”).  Unless the context indicates otherwise, the term “employee” as used in this Code includes CompX officers and directors.

All employees are required to adhere to the principles and guidelines contained in this Code in all material respects.  Failure to uphold the standards of this Code will result in disciplinary action, up to and including termination of employment, and if warranted, legal proceedings.  If you have questions about the applicability of this Code, please consult your supervisor or manager or the officer in charge of your department.  If you have knowledge of or suspect a situation that you believe may violate or lead to a violation of this Code, please follow the reporting guidelines described in Section III of this Code.

From time to time CompX engages in transactions with affiliated companies.  In addition, certain executive officers and directors of CompX serve as executive officers and directors of affiliated companies.  With respect to transactions between or involving CompX and one or more of its affiliates, it shall not be a violation of this Code if the transaction has been approved or ratified in accordance with the Company’s Policy Regarding Related Party Transactions.

While our Code cannot encompass all important company policies, the Code affirms CompX’s obligation to high standards of conduct and reinforces our business ethics, policies, and procedures. CompX has additional and more detailed policies and processes governing certain specific topics, performance, conduct and behavior, including certain environmental, social, and governance policies. Policy violations that are not Code violations will be handled under the appropriate policy or procedure.

II.PRINCIPLES

Culture and Tone at the Top.

The Company seeks to make a financial profit using ethical practices in all aspects of its business.  All employees must maintain a high degree of integrity, honesty and ethics. Senior management’s commitment to integrity and ethical behavior is communicated by setting an appropriate tone at the top and leading through example.

Conflicts of Interest.

All employees of the Company should be careful to avoid any action or interest that conflicts with or gives the appearance of a conflict with CompX’s interests.  A “conflict of interest” may exist whenever an individual’s private interests interfere or conflict (or even appear to interfere or conflict) with the interests of CompX.  A conflict of interest may arise when an employee takes actions or has interests that may make it difficult to perform his or her work for CompX objectively or effectively.  Conflicts of interest also may arise when an employee or a member of his or her family receives in an improper manner personal benefits as a result of his or her position with the Company, whether from a third party or from CompX.

Conflicts of interest are prohibited as a matter of CompX policy.  If you have a question about a potential conflict, consult your supervisor or manager or the officer in charge of your department.  If you become aware of a conflict of interest, you must bring it to the attention of your supervisor or manager, the officer in charge of your department or the General Counsel.

CompX International Inc. Code of Business Conduct and Ethics Amended and Restated Effective March 1, 2023

Corporate Opportunities.

Employees owe a duty to CompX to advance the legitimate interests of CompX when the opportunity to do so arises.  Employees are prohibited from (a) taking for themselves personally opportunities that properly belong to CompX or opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for improper personal gain; and (c) competing with the interests of CompX.

Confidentiality.

Employees must maintain the confidentiality of confidential information entrusted or made accessible to them by the Company or its customers, except when disclosure is approved by an authorized officer of the Company or required by laws and regulations.  Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.  It also includes information that customers, suppliers and employees have entrusted to us in confidence, including personal identifiable information.  This obligation not to disclose confidential information continues even after employment ends.

Protection and Proper Use of Company Assets.

All employees must protect the Company’s assets and ensure their efficient use.  Company assets include but are not limited to its property, plant and equipment, inventories, amounts on deposit and other investments held by financial institutions, books and records (including evidence of amounts owed to the Company by third parties), intellectual property and electronic and other types of data.  Theft, misappropriation, embezzlement, carelessness and waste have a direct impact on the Company’s profitability.  All company assets may be used only for legitimate business purposes.

Competition and Fair Dealing.

The Company seeks to outperform its competitors through fair and honest competition.  The Company seeks competitive advantages through superior performance, never through unethical or illegal business practices.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited.  Each employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.  No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation of material facts or any other intentional unfair-dealing practice.

Fair Employment Practices and Harassment Free Workplace.

The Company is an equal opportunity employer and bases employment decisions on merit, competence and qualifications, without regard to race, color, national origin, gender, age, religion, disability, sex, sexual orientation or other characteristics protected by applicable law in the jurisdictions in which it operates.  The Company promotes a respectful and diverse workplace in which all individuals are treated with respect and dignity.  Abuse or harassment of any kind, including sexual or racial harassment or actions that are intimidating, discriminatory or offensive, whether by employees (at any level) or non-employees and third parties (e.g., customers and suppliers) if occurring in the course and scope of an employee’s job, are not tolerated.

Compliance with Laws, Rules and Regulations.

All employees of CompX are expected to understand, respect and comply with all laws, rules and regulations, including insider trading laws, that apply to CompX and its operations and to them in their position with CompX.  Although not all employees are expected to know the details of each of these laws, it is important that all employees know enough about the laws applicable to their position with the Company in order to know when to seek advice from supervisors, managers or other appropriate personnel.

CompX International Inc. Code of Business Conduct and Ethics Amended and Restated Effective March 1, 2023

Public Company Reporting.

As a public company, the Company’s filings with the Securities and Exchange Commission must be full, fair, accurate, timely and understandable.  Depending on your position with the Company, you may be requested to provide necessary information to assure that the Company’s public reports satisfy these requirements.  The Company expects employees to take this responsibility very seriously and to provide prompt, accurate and complete answers to inquiries related to these public disclosure requirements.

Financial Statements and Other Records.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.  The falsification of any of the Company’s books, records, accounts or financial statements by the entry of any materially inaccurate information or the omission of any material information is prohibited.

Records should always be retained or destroyed according to the Company’s record retention policies.  In accordance with those policies, in the event of pending or anticipated litigation or governmental investigation, please consult the General Counsel.

Environmental, Social and Governance (ESG).

CompX seeks to operate its business in line with sound ESG principles that include corporate governance, social responsibility, environmental sustainability, and cybersecurity.  CompX believes strong ESG performance means conducting operations with high standards of environmental and social responsibility, practicing exemplary ethical standards, focusing on safety as a top priority, respecting human rights and supporting our local communities, and continuously developing our employees. CompX’s cybersecurity program seeks to protect the integrity, confidentiality, accessibility and availability of company data. CompX seeks to minimize the impact of its operations through sustainable development, and monitoring and auditing of its processes and procedures.  This includes setting goals to improve the quality, energy performance and safety of production facilities, and taking steps to reduce its environmental footprint.

III.REPORTING VIOLATIONS OF THIS CODE

Illegal or Unethical Behavior.

Employees who suspect or know of a situation that may violate or lead to a violation of this Code are obligated to report such information and are strongly encouraged to report such information directly to the Company.  Employees may, but are not required to, report such information on a confidential, anonymous basis using the Company’s compliance reporting line by calling 844-611-4137 (toll free) in the US or Canada or going to www.compx.ethicspoint.com.  Alternatively, employees may report such information to their supervisor or manager or the officer in charge of their department.  If the individual to whom such information is reported is not responsive, or if there is a reasonable basis to believe that reporting to such individual is inappropriate in a particular case, then the employee should contact the Company’s General Counsel.  All such communications will be investigated and kept confidential to the extent feasible, subject to applicable law.

Accounting Concerns or Complaints.

The Company’s policy is to comply with all applicable financial reporting and accounting regulations.  Employees of the Company who have unresolved concerns or complaints regarding questionable accounting or auditing matters of the Company, are strongly encouraged to report those concerns or complaints directly to the Company.  Employees may, but are not required to, report such concerns or complaints on a confidential, anonymous basis using the Company’s compliance reporting line by calling 844-611-4137 (toll free) in the US or Canada or going to www.compx.ethicspoint.com. Alternatively, employees may report such information to their supervisor or manager or the officer in charge of their department.  If the individual to whom such information is reported is not responsive, or if there is a reasonable basis to believe that reporting to such individual is inappropriate in a particular case, then

CompX International Inc. Code of Business Conduct and Ethics Amended and Restated Effective March 1, 2023

the employee should report his or her concerns to the Company’s Chief Financial Officer with a copy to the General Counsel.  All such communications will be investigated and kept confidential to the extent feasible, subject to applicable law.

Cooperation.

All employees are expected to cooperate fully with any investigation or inquiry conducted by or on behalf of the Company.  Employees must be forthright and truthful in connection with all such investigations or inquiries.

Non-Retaliation.

The Company prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations or suspected violations of this Code.  No action will be taken or threatened against employees who submit a report or complaint unless (1) the reports or complaints were made with the knowledge that they were false or with willful disregard for their truth or accuracy, or (2) the employee was involved in the improper activity.

IV.AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended or modified only by the Board of Directors of CompX International Inc. Any waiver of this Code for a director or executive officer may be granted only by the Audit Committee of the Board of Directors of CompX International Inc. or another committee of the Board of Directors with specific delegated authority, and any such waiver will be disclosed as required by the Securities Exchange Act of 1934, and the rules thereunder, and the applicable rules of the New York Stock Exchange. Any waiver for other employees may be made only by the chief executive officer or general counsel of CompX International Inc.

AMENDED AND RESTATED BY THE BOARD OF DIRECTORS OF COMPX INTERNATIONAL INC. EFFECTIVE MARCH 1, 2023

/s/ Jane R. Grimm

Jane R. Grimm, Secretary